UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 6)

United Therapeutics Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

91307C102

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91307C102

1.	Name of Reporting Persons I.R.S. Identification Nos. of Above Person (entities only) Martine A. Rothblatt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,750,602

	6.	Shared Voting Power 443,560

	7.	Sole Dispositive Power 2,750,602

	8.	Shared Dispositive Power 443,560

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,194,162

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

	(a)	Name of Issuer: United Therapeutics Corporation
	(b)	Address of Issuer’s Principal Executive Offices: 1000 Spring Street, Silver Spring, MD 20910

Item 2.

	(a)	Name of Person Filing: Martine A. Rothblatt
	(b)	Address of Principal Business Office or, if none, Residence: 1000 Spring Street Silver Spring, MD 20910
	(c)	Citizenship: United States of America
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 91307C102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a) Amount beneficially owned: 3,194,162 shares
(b) Percent of class: 6.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,750,602
(ii) Shared power to vote or to direct the vote 443,560
(iii) Sole power to dispose or to direct the disposition of 2,750,602
(iv) Shared power to dispose or to direct the disposition of 443,560
The shares beneficially owned by Dr. Rothblatt include currently exercisable options to purchase 795,919 shares held directly by Dr. Rothblatt and currently exercisable options to purchase 1,731,421 shares held by a trust (the Options Trust) established by Dr. Rothblatt of which Bessemer Trust Company of Delaware, N.A. is the sole trustee but over which Dr. Rothblatt retains sole investment power and sole voting power in her role as Investment Direction Adviser for the Options Trust. Also includes 223,132 shares held indirectly by trusts over which Dr. Rothblatt has sole investment power and sole voting power, 21,215 shares held indirectly by trusts over which Dr. Rothblatt’s spouse has sole investment power and sole voting power, 263,040 shares held indirectly by trusts over which Dr. Rothblatt and her spouse have shared investment power and shared voting power, 91,210 additional shares held indirectly by trusts over which Dr. Rothblatt has shared investment power and shared voting power, 45,596 additional shares held indirectly by trusts over which Dr. Rothblatt’s spouse has shared investment power and shared voting power, 166 shares held directly by Dr. Rothblatt’s spouse, and 22,333 shares held by charitable organizations over which Dr. Rothblatt has shared investment and shared voting power.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Various individuals and entities are beneficiaries of or co-trustees of certain of the trusts. Other individuals are directors of the charitable organizations and the charitable organizations are the beneficiaries of the shares owned by them.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2024	/s/ Martine A. Rothblatt
Martine A. Rothblatt